Exhibit 99.3

Borr Drilling Fleet Status Report - 22 February 2024

New Contracts / Extensions / Amendments

Gunnlod
• Contract (from LOA): January 2024 to May 2024, ROC Oil, Malaysia
Norve
• Contract extension: June 2024 to July 2024, BW Energy, Gabon
Mist
• Contract extension: September 2024 to August 2025, Valeura Energy, Thailand
Prospector 1
• Options exercised: February 2024 to March 2024, Neptune Energy, Netherlands

Letters of Award / Letters of Intent / Negotiations

Thor
• LOA: July 2024 to September 2024, Undisclosed, Southeast Asia

Other Developments

Gerd
• Commenced operations with Bunduq, United Arab Emirates in early December 2023
Thor
• Commenced operations with Petronas Carigali, Indonesia in late January 2024
Gunnlod
• Commenced operations with ROC Oil, Malaysia in late January 2024
Idun
• Commenced operations with PTTEP, Thailand in early February 2024

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Borr Drilling Fleet Status Report - 22 February 2024

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Arabia I	KFELS B Class	400 ft	2020	Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Operating with option to extend
Arabia II	KFELS B Class	400 ft	2019	Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Operating with option to extend
Arabia III [1]	KFELS Super A Class	400 ft	2013	Saudi Aramco	September - 2023	September - 2028	Saudi Arabia	Operating with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	Opex Perforadora (PEMEX)	October - 2022	December - 2025	Mexico	Operating
Gerd	PPL Pacific Class 400	400 ft	2018	Bunduq	December - 2023	August - 2024	United Arab Emirates	Operating with option to extend
Gersemi	PPL Pacific Class 400	400 ft	2018	Opex Perforadora (PEMEX)	October - 2022	December - 2025	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	Opex Perforadora (PEMEX)	October - 2022	December - 2025	Mexico	Operating
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	April - 2022	April - 2024	Qatar	Operating with option to extend
Gunnlod	PPL Pacific Class 400	400ft	2018	ROC Oil	January - 2024	May - 2024	Malaysia	Operating
Hild	KFELS Super B Class	400 ft	2020	Fieldwood Energy	October - 2023	October - 2025	Mexico	Operating
Idun	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	February - 2024	February - 2026	Thailand	Operating with option to extend
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	December - 2023	August - 2024	Thailand	Operating
					September - 2024	August - 2025	Thailand	Committed with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	January - 2022	March - 2024	Congo	Operating
					April - 2024	December - 2025	Congo	LOA
Njord	PPL Pacific Class 400	400 ft	2019	Opex Perforadora (PEMEX)	October - 2022	December - 2025	Mexico	Operating
Norve	PPL Pacific Class 400	400 ft	2011	BW Energy	December - 2022	May - 2024	Gabon	Operating
					June - 2024	July - 2024	Gabon	Committed
Odin	KFELS Super B Bigfoot Class	350 ft	2013	Opex Perforadora (PEMEX)	October - 2022	December - 2025	Mexico	Operating
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Neptune Energy	September - 2023	March - 2024	Netherlands	Operating
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	ENI	November - 2022	March - 2024	Congo	Operating
					April - 2024	May - 2026	Congo	LOA
Ran [1]	KFELS Super A Class	400 ft	2013	TotalEnergies	November - 2023	September - 2024	Mexico	Operating with option to extend
				Wintershall	October - 2024	December - 2024	Mexico	Committed
Saga	KFELS Super B Bigfoot Class	400 ft	2019	Brunei Shell Petroleum	November - 2022	November - 2026	Brunei	Operating with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	June - 2021	June - 2024	Thailand	Operating
					July - 2024	September - 2025	Thailand	Committed with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Petronas Carigali	January - 2024	June - 2024	Indonesia	Operating
				Undisclosed	July - 2024	September - 2024	Southeast Asia	LOA

Available Rigs
None
Under Construction Rigs

Vale	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Available in October - 2024
Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Available in January - 2025

1 - HD/HE Capability.

				Operating / Committed	Available	Cold Stacked	Under Construction

		Total Fleet	24	22	0	0	2

Borr Drilling Fleet Status Report - 22 February 2024

Rig Name	Location	2023		2024					2025					2026
		Q4		Q1		Q2	Q3	Q4	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

Premium Jack-Ups
Asia
Thor	Indonesia / Southeast Asia	CPOC		Petronas Carigali			Undisclosed
Gunnlod	Malaysia	Sapura OMV		ROC Oil
Idun	Thailand	Petronas Carigali		Prep	PTTEP									Option
Mist	Thailand	Valeura Energy									Option
Saga	Brunei	Brunei Shell Petroleum
Skald	Thailand	PTTEP										Option
Middle East
Arabia I	Saudi Arabia	Saudi Aramco											Option
Arabia II	Saudi Arabia	Saudi Aramco											Option
Arabia III [1]	Saudi Arabia	Saudi Aramco
Groa	Qatar	QatarEnergy				Option
Gerd	United Arab Emirates	Contract Prep	Bunduq				Option
Europe and Africa
Prospector 1 [1]	Netherlands	Neptune
Natt	Congo	ENI
Norve	Gabon	BWE
Prospector 5 [1]	Congo	ENI
Mexico
Ran [1]	Mexico	FWE	TotalEnergies					Wintershall	Option
Galar	Mexico	Opex Perforadora (PEMEX)
Gersemi	Mexico	Opex Perforadora (PEMEX)
Grid	Mexico	Opex Perforadora (PEMEX)
Njord	Mexico	Opex Perforadora (PEMEX)
Odin	Mexico	Opex Perforadora (PEMEX)
Hild	Mexico	Fieldwood Energy

Jack-Ups Under Construction
Vale	KFELS shipyard, Singapore				Available in October 2024
Var	KFELS shipyard, Singapore						Available in January 2025

			Firm / LOA				Option			Available				Under Construction

1 - HD/HE Capability

Borr Drilling Fleet Status Report - 22 February 2024

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.